Exhibit 12.1

					Four Months	Year	Three Months
					Ended	Ended	Ended
	Year Ended August 31,				December 31,	December 31,	March 31,
	2004	2005	2006	2007	2007	2008	2009
Fixed charges:
Interest expensed	$41,190	$93,017	$113,857	$175,563	$66,298	$265,701	$82,045
Capitalized interest	926	191	12,606	22,979	12,657	21,595	5,915
Loss on extinquishment of debt	—	9,550	—	—	—	—	—
Implicit interest in rent expense	133	946	1,929	3,562	1,010	1,843	643

Total fixed charges	$42,249	$103,704	$128,392	$202,104	$79,965	$289,139	$88,603

Estimated interest element of rentals:
Rent expense	$4,283	$8,830	$18,004	$33,247	$9,424	$17,200	$6,000
Weighted average interest rate (working cap/acquisition)	3.20%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%
	4,150	7,884	16,075	29,685	8,414	15,357	5,357

Interest element	$133	$946	$1,929	$3,562	$1,010	$1,843	$643

Earnings:
Pre-tax income from continuing operations	$97,765	$209,409	$544,006	$690,939	$272,613	$872,703	$314,099
Less: Equity in earnings (losses) of affiliates	363	(376)	(479)	5,161	(94)	(165)	497

	97,402	209,785	544,485	685,778	272,707	872,868	313,602

Add:
Fixed charges	42,249	103,704	128,392	202,104	79,965	289,139	88,603
Amortization of capitalized interest	1	15	17	149	223	1,167	359
Distributed income of equity investees	27	—	—	—	4,319	—	—
Less:
Interest capitalized	(926)	(191)	(12,606)	(22,979)	(12,657)	(21,595)	(5,915)

Income available for fixed charges	$138,753	$313,313	$660,288	$865,052	$344,557	$1,141,579	$396,649

Ratio of earnings to fixed charges	3.28	3.02	5.14	4.28	4.31	3.95	4.48